Exhibit 99.1

Huize Authorizes US$5 Million Share Repurchase Program

SHENZHEN, China, March 17, 2023 (GLOBE NEWSWIRE) — Huize Holding Limited, (“Huize”, the “Company” or “we”) (NASDAQ: HUIZ), a leading digital insurance product and service platform for new generation consumers in China, today announced that its Board of Directors (“the Board”) has authorized a share repurchase program under which Huize may repurchase up to US$5 million of its Class A common shares in the form of American depositary shares over the next 12 months, subject to relevant rules under the Securities Exchange Act of 1934, as amended, and Huize’s insider trading policy.

Mr. Cunjun Ma, Chairman and Chief Executive Officer of Huize, commented, “We are pleased to announce this new share repurchase program, which, similar to the share repurchase programs that we adopted in April 2020 and March 2022, underscores the confidence we have in our business model and the long-term growth prospects of Huize. We remain committed to delivering value to our shareholders while maintaining a strong financial position to support the future growth of our business.”

The share repurchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. Huize’s board of directors will review the share repurchase program periodically and may authorize adjustment of its terms and size. The Company expects to fund repurchases made under this program from its existing cash balance and cash generated from operations.

About Huize Holding Limited

Huize Holding Limited is a leading digital insurance product and service platform for new generation consumers in China. Targeting the younger generation, Huize is dedicated to serving its insurance clients for their life-long insurance needs. Leveraging its online platform, Huize offers a wide variety of insurance products with a focus on long-term life and health insurance products and empowers its insurer partners to reach a large fragmented client base in the insurance retail market efficiently and enhance their insurance sales. Huize provides insurance clients with digitalized insurance experience and services, including suitable product recommendations, consulting service, intelligent underwriting, and assistance in claim application and settlement, which significantly improve transaction experience.

For more information, please visit http://ir.huize.com.

For investor and media inquiries, please contact:

Investor Relations

Harriet Hu

Investor Relations Director

investor@huize.com

Media Relations

mediacenter@huize.com

Christensen Advisory

In China

Ms. Crystal Lai

Phone: +852 2117 0861

Email: crystal.lai@christensencomms.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com